UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CRS

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Cape Fear Bank Corporation
Full Name of Registrant

Former Name if Applicable

1117 Military Cutoff Road
Address of Principal Executive Office (Street and Number)

Wilmington, North Carolina, 28405
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

Completed 2008 Financial Statements

Cape Fear Bank Corporation (referred to herein on an unconsolidated basis as the “Company” and on a consolidated basis as “we”, “our”, or “us”) is not able to file a timely Annual Report on Form 10–K for the year ended December 31, 2008 (“2008 Form 10-K”) by the prescribed due date without unreasonable effort and expense because the Company’s annual financial statements and the related audit process has not been finalized. This process has required more time than in prior years due to resource constraints and issues related to the regulatory, liquidity and capital issues in connection with our wholly-owned subsidiary, Cape Fear Bank (the “Bank”), which are described below. Further, it is possible that we will not be able to file our 2008 Form 10-K by April 15, 2009. This notice contains unaudited information about our results which is subject to change in our 2008 Form 10-K.

Going Concern

Due to the conditions and events discussed herein, we believe substantial doubt exists as to our ability to continue as a going concern. We have determined that significant additional sources of liquidity and capital will be required for us to continue operations through 2009 and beyond. We have previously engaged financial advisors to assist in our efforts to raise additional capital and explore strategic alternatives to address our current and expected liquidity and capital deficiencies. To date, those efforts have been unsuccessful. As a result of our financial condition, our regulators are continually monitoring our liquidity and capital adequacy. Based on their assessment of our ability to continue to operate in a safe and sound manner, our regulators may take other actions, including further enforcement actions, capital directives or even assumption of control of the Bank, to protect the interests of depositors insured by the Federal Deposit Insurance Corporation (the “FDIC”). See “—Liquidity” below.

Regulatory Issues

On February 24, 2009, in cooperation with and at the request of the FDIC, the Bank entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist (the “Consent Agreement”) with the FDIC and the North Carolina Commissioner of Banks (the “Commissioner”), whereby the Bank consented to the issuance of an Order to Cease and Desist (the “Order”) by the FDIC and the Commissioner. The Order established timeframes for the completion of remedial measures which have been previously identified by our Boards of Directors and are in process towards completion. Under the Order, the Bank agreed to, among other things:

•	establish a compliance committee to monitor and coordinate compliance with the Order;

•	maintain capital ratios above the statutory minimums and develop a written plan to return the Bank to “well capitalized” status;

•	suspend the payment of dividends without regulatory approval;

•	prohibit the acceptance, renewal or roll-over of brokered deposits without a regulatory waiver;

•	eliminate from its books, by charge-off or collection, all assets classified as “loss” and 50% of all assets classified as doubtful;

•	develop a written plan to improve the Bank’s liquidity position and funds management practices;

•	develop a written plan to reduce concentrations of credit and adversely classified items;

•	implement lending and collection policies to provide effective guidance and control over the Bank’s lending functions;

•	develop an internal audit program to protect the Bank’s operational and accounting systems;

•	increase the Board of Director’s participation in the affairs of the Bank; and

•	submit a written management plan for the analysis and assessment of its management and staffing needs, its committees and the qualifications and performance of senior officers.

On February 24, 2009, the Company entered into a written agreement (the “Reserve Bank Agreement”) with the Federal Reserve Bank of Richmond (the “Reserve Bank”). The Reserve Bank Agreement formalizes certain of the remedial measures which have been previously identified as part of our internally developed and independently implemented program. The Reserve Bank Agreement is designed to enhance the Company’s ability to act as a source of strength to the Bank, and requires, among other things, that the Company obtain the Reserve Bank’s approval prior to paying dividends, taking dividends from the Bank, incurring or increasing any debt or purchasing or redeeming Company stock. The Reserve Bank Agreement requires the Company to notify the Reserve Bank before appointing new directors or senior executive officers and to comply with certain restrictions on indemnification and severance payments. The Company must also furnish periodic progress reports to the Reserve Bank regarding its compliance with the Reserve Bank Agreement.

The Bank and the Company have formed a regulatory compliance committee to address the issues raised in the Order and the Reserve Bank Agreement. The Company believes that they have addressed many of the regulators’ requirements. For example, the Bank has developed a capital restoration plan, a contingency liquidity plan and a credit concentration reduction plan. The Bank has tightened credit underwriting standards and enhanced documentation to support assumptions for its Allowance for Loan Losses model. The Bank has also restricted asset growth, with the exception of increasing liquid assets. Pursuant to the requirements of the Reserve Bank Agreement, we have also deferred all interest payments on our trust preferred securities but we continue to accrue the associated interest expense on our Consolidated Financial Statements.

Despite these efforts, the Bank has been unable to comply with the capital requirements set forth in the Order or the Reserve Bank Agreement. Our efforts to raise additional capital and explore strategic alternatives to address our current and expected liquidity and capital deficiencies, although ongoing, have been unsuccessful to date. Without a successful transaction to increase capital, we will not be able to become fully compliant with the provisions of the Order or the Reserve Agreement. As a result of any failure to comply with the Order or the Reserve Agreement, the FDIC may take further enforcement action, including placing the Bank into receivership with the FDIC. If the Bank is placed into FDIC receivership, it is highly likely that the Company would be required to cease operations and liquidate or seek bankruptcy protection. If the Company were to liquidate or seek bankruptcy protection, we do not believe that there would be any assets available to the holders of capital stock of the Company.

Liquidity

At December 31, 2008 and 2007, the Bank had liquid assets (composed of cash and cash equivalents, net of investment securities pledged against outstanding borrowings) of $37.0 million and $64.0 million, respectively. As a result of the Bank’s capital levels at September 30, 2008, we can no longer accept, renew or rollover brokered deposits unless and until such time as we receive a waiver from the FDIC. The Bank’s waiver requests from the FDIC have not been approved to date. If the Bank does not receive such a waiver, we will be unable to employ the use of readily available brokered deposits as a source of liquidity. Therefore, the Bank will have insufficient liquidity, without the sale of other assets, to meet the payout obligations of the brokered deposits scheduled to mature during April 2009.

On March 25, 2009, the Federal Home Loan Bank of Atlanta (“FHLB of Atlanta”) notified the Bank that, in the absence of a viable transaction to increase the Bank’s capital, FHLB of Atlanta could demand payment from the Bank for its $3 million fixed rate term advance maturing on April 27, 2009 and its $25 million daily advance line upon maturing on April 30, 2009.

As of December 31, 2008, the Bank had $54.2 million of available credit from corresponding banks. However, with the Bank’s deteriorating financial condition, its borrowing lines have been curtailed,

frozen, or cancelled. As of March 31, 2009, the Bank had a total borrowing capacity of $25.1 million, primarily with the Federal Reserve Bank’s Discount Window, which is subject to approval on a case by case basis. We anticipate that the Bank’s risk-based capital ratio will fall below 8% as of March 31, 2009 and the Bank is expected to become illiquid on or before April 30, 2009.

The Company is a holding company and the Bank is its primary operating asset. The Company has obligations of approximately $10.3 million per year at the holding company level required by our trust preferred securities. As permitted by the terms of our trust preferred securities, during the first quarter of 2009, we elected to defer approximately $354 thousand of the annual debt service obligation on the trust preferred securities. We are permitted to defer these payments for twenty consecutive quarters. However, the Company incurs non-fixed cash charges for general and administrative matters. These charges are projected to be approximately $225 thousand during the 12 months ending December 31, 2009. As of December 31, 2008, we had $823 thousand of liquid assets available at the holding company level. The Order prohibits the Bank from making dividend payments to the Company and the Company has no other material source of income. As of December 31, 2008, prior to the issuance of the Order, the holding company had sufficient liquid assets to meet all of its obligations for approximately 18 months. However, if the Bank is placed into FDIC receivership, it is highly likely that the Company would be required to cease operations and liquidate or seek bankruptcy protection. If the Company were to liquidate or seek bankruptcy protection, we do not believe that there would be any assets available to the holders of capital stock of the Company.

Results of Operations

We anticipate an approximate net loss for the year ended December 31, 2008 of $5.6 million, subject to completion of our year-end review, compared to net income of $1.3 million for the same period in 2007. For the year ended December 31, 2008, operating results were significantly affected by the large provision for loan losses, primarily associated with the Bank’s deteriorating asset quality.

The Company determined, on a preliminary basis, that it would be required to record a provision for loan losses of approximately $8.2 million for the year ended December 31, 2008, an increase of $7.1 million, from the $1.1 million 2007 provision for loan losses. The sharp decline in real estate property values and credit quality during 2008 resulted in the inability of borrowers to service their debt. The weakened real estate market is also reflected in the increased level of nonperforming assets, expected to be approximately $18.0 million at December 31, 2008, up from $8.3 million at December 31, 2007. Therefore, approximate ratios of nonperforming assets as a percentage of total assets would increase significantly from 1.79% at December 31, 2007 to 3.79% at December 31, 2008. Also, the allowance for loan loss to total loans percentage would potentially increase from 1.56% at December 31, 2007 to 2.23% at December 31, 2008, as well.

Capital Adequacy

On a consolidated basis, the minimum regulatory capital ratios that we must meet are total risk-based capital of 8.0%, Tier 1 capital of 4.0% and a leverage ratio of 4.0%. At December 31, 2008, total risk-based capital, Tier 1 capital and leverage ratios are anticipated to be 8.35%, 6.17% and 5.20%, respectively. Therefore, each of these ratios met the minimum requirements at December 31, 2008.

At the Bank level, pursuant to regulatory ratio guidelines under prompt corrective action rules, a bank must have a total risk-based capital ratio of 10.0% or greater, Tier 1 capital of 6.0% or greater and a leverage ratio of 5.0% or greater to be considered “well capitalized”. At December 31, 2008, the Bank’s total risk-based capital, Tier 1 capital and leverage ratios are anticipated to be 8.11%, 6.83% and 5.76%, respectively. The Order issued by the FDIC on February 24, 2009 requires the Bank to maintain Tier 1 capital at least equal to six percent (6%) of adjusted total assets and total risk-based capital at least equal to ten percent (10%) of risk weighted assets. Due to the Bank’s risk-based capital levels, the Bank can not be deemed to be “well capitalized” and instead is categorized as “adequately capitalized.” As a result of not being “well capitalized,” the Bank is subject to other regulatory limitations related to wholesale funding acceptance and retail deposit promotional interest rate levels. In addition, the bank’s capital designation also impacts the Bank’s borrowing costs and terms from the Reserve Bank, the FHLB and other financial institutions, as well as the Bank’s premiums to the Deposit Insurance Fund and the Bank’s assessments and application fees paid to the FDIC, which are expected to increase. As of March 31, 2009, the Bank anticipates that its total risk-based capital level will fall below minimum regulatory requirements and be deemed to be “under capitalized”.

Management’s Assessment of Internal Control Over Financial Reporting

We have not completed our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008 using criteria established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management is continuing to evaluate our internal control over financial reporting, and we may, or may not, have material weaknesses to report in our Annual Report Form 10-K.

Forward-Looking Statements

Certain matters discussed in this Report on Form 12b-25 may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as such, may involve risks and uncertainties. These forward-looking statements relate to, among other things, expectations of the environment in which we operate and projections of future performance including future earnings and financial condition, the outcome of our ability to seek a strategic transaction, the potential action of our regulators, and whether or not we will be required to seek bankruptcy protection. Our actual results, performance, or achievements may differ significantly from the results, performance, or achievements expected or implied in such forward-looking statements. We do not undertake, and specifically disclaim any obligation, to update any forward looking statements to reflect the occurrence of events or circumstances after the date of such statements except as required by law.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Betty V. Norris	910	509-3914
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See PART III – NARRATIVE above for management’s discussion of significant changes in results of operations for the year ended December 31, 2008.

Cape Fear Bank Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2009	By:	/s/ Betty V. Norris
Betty V. Norris Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).